SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                              METHOD PRODUCTS CORP.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)

                                    591518105
                                 (CUSIP Number)

                              METHOD PRODUCTS CORP.
                        2101 N.W. 33rd Street, Suite 600A
                                 (954) 968-1913
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Michael Beaubien

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

         OO

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

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NUMBER OF            7    SOLE VOTING POWER       4,351,500 (includes 2,000,000
SHARES                                            share underlying two
BENEFICIALLY                                      presently exercisable options)
OWNED BY             8   SHARED VOTING POWER                 -0-
EACH
REPORTING            9   SOLE DISPOSITIVE POWER   4,351,500(includes 2,000,000
PERSON                                            shares underlying two
WITH                                              presently exercisable options)
                    10   SHARED DISPOSITIVE POWER             -0-

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,351,500 (includes 2,000,000 shares underlying two presently exercisable options)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18%

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14   TYPE OF REPORTING PERSON*

         IN

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Item 1.  Security and Issuer.

         Common Stock, $.0001 par value of Method Products Corp., a
         Florida corp.

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Item 2.  Identity and Background.

     (a)          Name of Person Filing: Michael Beaubein


     (b)          Business address: 2101 N.W. 33rd Street, Suite 600A,
                                    Pompano Beach, FL 33069

     (c)          Present Occupation:   Director and Executive Vice President of
                                        Method Products Corp., a full service
                                        communications systems provider located
                                        at 2101 N.W. 33rd Street, Suite 106,
                                        Pompano Beach, FL 33069

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)          USA

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Item 3.  Source and Amount of Funds or Other Consideration.

         The option granted to the Reporting Person was done in lieu of payment owed to Reporting Person in connection with the Reporting Person's employment with the Issuer.

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Item 4.  Purpose of Transaction.

         The granting of the option by the Issuer to the Reporting Person was in connection with the Reporting Persons employment with the Company.


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Item 5.  Interest in Securities of the Issuer.

         Reporting Person beneficially owns an aggregate of 4,351,500 shares (which includes 2,000,000 shares underlying two presently exercisable options) of which he has sole voting and dispositive power.

         No transactions have been effected during the past sixty days by the Reporting Person.
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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Person is not party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

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Item 7.  Material to be Filed as Exhibits.

         None

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           ------------------------------------
                                                       (Date)


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                                                     (Signature)


                                                     Vice President
                                           ------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).